UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 4, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: November 4, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 4, 2008.

Exhibit 1

Elbit Systems to Equip IAF Blackhawk and CH 53 Helicopters with Advanced Helmet Mounted Systems

For the first time, some of the helicopters will also be equipped with Line of Sight systems, enabling the pilot to slave on board sensors and Command and Control systems

Haifa, Israel, November 4, 2008 – Elbit Systems Ltd. (NASDAQ:ESLT) announced it has been awarded a contract to supply ANVIS/HUD® systems for the Israeli Air Force Blackhawk (“Yanshuf”) and CH 53 (“Yasur”) helicopters. The project, in an amount not material to Elbit Systems, is scheduled to be completed within 2009.

The new Head-up Display systems will enable the helicopter pilot to fly “head out of the cockpit”, day & night, while having all the flight data projected onto the helmet. This new feature is crucial as it allows the pilot to perform missions successfully, ensuring high situational awareness and safety. The systems’ contribution to flight safety is mostly significant in extreme night and weather conditions, in operational flights and during low visibility landings (LVL).

Furthermore, this is the first time Elbit Systems is implementing the new ANVIS/HUD® feature Line of Sight (LOS) for use in utility helicopters. This feature allows correlation with the pilot’s line of sight and designation of waypoints on the navigation system in real-time, such as targets, threats and intelligence. Additionally, the system improves pilot coordination by allowing each crew member to track the other’s line of sight, eliminating the need for verbal communication between the crew.

Yoram Shmueli, Joint General Manager of Elbit Systems’ Aerospace Division, said: “We see the Israeli Ministry of Defense as a key client, and we are very proud of being able to contribute to the safety and air superiority of Israel Air Force pilots.”

Elbit Systems is a worldwide leader in the head-up display market, and has delivered to date over 6,000 ANVIS/HUD® systems to various helicopter types.

Elbit Systems’ innovative Line of Sight (LOS) system is suitable for both attack and tactical transport helicopters and has already been supplied to several customers worldwide.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO

Dalia Rosen, Head of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail: gspr@elbit.co.il

daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail:info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.